NEIL EPSTEIN

(609) 980-1772

Neil@*Omni*Pad.com



[EMMY Award Recipient - 2D/3D Graphic Design; NBC - Olympics]

[Johnson & Johnson Headquarters – Silver Telly Award; Coronary STENT Press Conference and NY Film Festival Honors]

1/17 to Present

Chief Executive Officer

OmniPad Company, LLC

1485 Veterans Boulevard
Redwood City, California

8/16 to 1/17

Senior Paralegal – Juris Doctorate

Howard & Associates, PA

1415 East Piedmont Drive – Ste. 5
Tallahassee, Florida

*8/13 to 12/16

Enrolled in Florida State University – College of Law

9/05 to 8/13

Department Director - Graphic Design Legal Presentations Department

Trial Technologies, Inc.

1880 JFK Boulevard
6th Floor
Philadelphia, Pennsylvania

- Direct and Produce 2D and 3D litigation support for arbitration and trial purposes.
- Extensive use of Autodesk MAYA & Adobe After Effects – CS5 for the production of 2D/3D
  motion graphics content.

1/02 to 7/05

Department Director - 3D Graphic Design and Digital Media Department

Burlington County College

Route 530, Pemberton, New Jersey

- Instructed over 200 students per semester on After Effects, Photoshop, Illustrator, InDesign,
  MAYA. QUARK, Premier and PowerPoint.

- Designed, setup, networked and maintained two complete computer graphics labs.
- Supervised 5 full-time and 3 part-time Graphic Design Professors.
- Developed and implemented the college's curriculum for all Graphic Design, Digital Media and
  3D Animation courses.

7/99 to 1/02

        Lead 3D Computer Animator – Graphics Broadcast Designer
        NBC - Sydney OLYMPIC Broadcast
        Room 900 E., **NBC Studios**
        30 Rockefeller Plaza, New York, New York
        and, On-Location at the International Broadcast Center
        in The Olympic Village - Sydney, Australia

- EMMY Award - "Excellence in Broadcast Sports Graphics"
- responsible for designing and producing 2D and 3D elements for NBC's entire broadcast of the
  Sydney 2000 Olympic Games.
- MAYA, After Effects and Adobe Suite were the primary software packages used for this work.
- Implemented four Silicon Graphics ONYX workstations dedicated solely to 3D Design.
- Produced real-time 3D animation on the Everest platform, by the Peak software company - This
  was the first time this system was used in a live broadcast.

10/97 to 7/99

        2D/3D Animation/Graphics Specialist
        Virtual Reality, 3D real-time character and environment modeling
        Walt Disney Imagineering
        87 Airpark Road - Princeton, New Jersey
        14 Flower Street - Glendale, California

    Projects:

    Walt Disney Imagineering's Ride The Comix™
   - Location Based Virtual Attraction for Walt Disney's DisneyQuest Virtual
    Reality Gaming Center; Downtown Disney - DisneyWorld, Orlando.

    Interactive Dance Studio™ PC Game
   - In partnership with Meta Creations, Inc.

    LABYRINTH™ Interactive PC game designed to showcase Pentium 4
   -   in partnership with INTEL

- Designed and produced 3D characters and environments for use in real-time video game and
  virtual reality applications.
- MAYA, Photoshop and PerFly real-time software on Silicon Graphics workstations.
- Developed kinematic systems, and real-time 3D character rigging scenarios.
- Worked closely with 3D game programmers on the implementation of motion capture files and
  interactive environment configurations.

2/94 to 10/97

Department Director - 2D/3D Animation/Graphics
Johnson & Johnson Worldwide Headquarters
1 Johnson Plaza - Tower 211
New Brunswick, New Jersey

- 1996 Silver Telly Award
- 1994, 1995, 1996 New York Film Festival Honors
- Originated, implemented and maintained Graphic Design / 3D Animation studio.
- MAYA. Alias, WaveFront, Photoshop, Composer, Premier, Illustrator and PowerPoint software.
- Worked closely with Directors and Editors (in the J&J Headquarters PR Department) in the development of high-end video productions.

1/89 to 2/94

Owner/Operator
Nu-Tech Animation, Incorporated
1010 Mount Pleasant Way
Cherry Hill, New Jersey

- Developed, marketed, and operated a Graphic Design and 3D Animation company in the Philadelphia Metropolitan area.

- AT&T Topaz and WaveFront 3D software, as well as Photoshop and Illustrator.

EDUCATION

- Juris Doctorate, Florida State University – College of Law; Top 50 Law School
- Bachelor of Fine Arts, Rutgers University; Major: 3-D Computer Animation / Fine Arts

Specialized 3-D Graphics Training:
WAVEFRONT - Advanced Visualizer; Santa Barbara, CA
WAVEFRONT - Composer/Kinemation; Santa Barbara, CA
SILICON STUDIOS - Level 2 Dynamation; Santa Monica, CA
GLOBIX – Maya 6.0; New York, NY


THE NATIONAL ACADEMY OF TELEVISION ARTS AND SCIENCES
2000
NATIONAL SPORTS EMMY AWARDS
NEIL B. EPSTEIN
"THE GAMES OF THE XXVII OLYMPIAD"
NBC
OUTSTANDING ACHIEVEMENT IN GRAPHIC DESIGN


Florida State University
College of Law
Neil Epstein
Juris Doctor